UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012 (Report No. 3)

Commission File Number: 000-29742

Retalix Ltd.
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

Entry into Merger Agreement with NCR Corporation

On November 28, 2012, Retalix Ltd. (“Retalix”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with NCR Corporation, a Maryland corporation (“NCR”) and Moon S.P.V. (Subsidiary) Ltd., a company organized under the laws of the State of Israel and an indirect wholly-owned subsidiary of NCR (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Retalix, with Retalix surviving as the continuing corporation in the Merger and becoming an indirect wholly-owned subsidiary of NCR (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”). The Merger is expected to be financed from a combination of new and existing debt and offshore balance sheet cash of NCR.

Subject to the terms and conditions of the Merger Agreement, each ordinary share, nominal value NIS 1.00, of Retalix (a “Retalix Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $30.00 in cash (the “Merger Consideration”). Each outstanding option to acquire a Retalix Ordinary Share as of the Effective Time and each outstanding warrant to acquire a Retalix Ordinary Share will be cancelled and converted as of the Effective Time into the right to receive the applicable Merger Consideration less the exercise price thereof, and subject to applicable deductions and withholdings, if any, required by law.  For an unvested option, the net amount of cash will be paid to a trustee (or, in the case of options held by Retalix employees residing outside of Israel, to the Retalix subsidiary employing them) at closing and then released to the option holder in accordance with the vesting schedule already in place and subject to the pre-existing conditions of the option (including employment conditions).  In the case of any option (whether vested or not) issued under the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, the proceeds will only be released by the trustee in accordance with the requirements of Section 102.  The vesting of unvested options held by certain key Retalix executives will accelerate upon the Effective Time and will therefore be entitled to the foregoing treatment as vested options.

Consummation of the Merger is subject to several conditions, including, among others: (i) the affirmative vote of at least a majority of the voting power of the holders of Retalix Ordinary Shares present and voting in person or by proxy at a meeting of Retalix’s shareholders, excluding abstentions (and excluding any shares held by NCR, or by any person holding at least 25% of the means of control of NCR, or anyone acting on behalf of either of them, including any of their affiliates); (ii) the absence of the existence of a material adverse effect with respect to Retalix and its subsidiaries, taken as a whole; (iii) the approval by the Israeli Investment Center as to the continuousness of the tax benefits to which Retalix is eligible with respect to its Approved Enterprise Status or Benefited Enterprise Status; (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of any similar waiting period, and the receipt of any consent required, under Israeli antitrust laws; (v) the lapse of at least fifty (50) days after the filing of the Merger proposal with the Israeli Companies Registrar and at least thirty (30) days after the approval of the Merger by Retalix’s shareholders and by the shareholder of Merger Sub; (vi) the absence of any order or injunction prohibiting the consummation of the Merger; (vii) the accuracy of the representations and warranties of each party in the Merger Agreement (most of which are subject to an overall material adverse effect qualification or other materiality qualifications); (viii) compliance in all material respects, or except as would not have a material adverse effect, by NCR and Retalix, respectively, with its covenants under the Merger Agreement;  (ix) the filing of an undertaking in standard form by NCR with the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry; and (x) the continued employment by Retalix of certain employees, determined according to specific categories of employees.

The Merger Agreement contains customary covenants, including, among others, a covenant by Retalix to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period. Retalix has agreed not to (i) solicit, initiate, encourage or take any other action to knowingly facilitate the submission of, or any inquiries with respect to, any third-party acquisition proposals for Retalix, (ii) participate in any discussions or negotiations with, or furnish any information or data or otherwise cooperate with, any third-party regarding any acquisition proposals or potential acquisition proposals for Retalix, (iii) enter into any agreement for a third-party acquisition proposal for Retalix or any agreement that would require Retalix to terminate, abandon or fail to consummate the Merger, or (iv) approve, adopt, endorse or recommend to Retalix’s shareholders any third-party acquisition proposal for Retalix. Retalix has also agreed not to permit its subsidiaries or any of its or its subsidiaries’ respective representatives to do so, and has agreed to restrictions on its, its subsidiaries’ and their respective representatives’ ability to respond to any such proposals, as more fully described in the Merger Agreement.  In the event that a third party provides a superior offer (or an inquiry is made which may lead to a superior offer) to acquire Retalix (as determined by Retalix’s board of directors in good faith), Retalix’s board of directors may pursue such offer in keeping with its fiduciary duties and need not comply with the above restrictions, if certain conditions are met under the Merger Agreement.

The Merger Agreement contains certain termination rights for both Retalix and NCR. In certain circumstances involving termination of the Merger Agreement, Retalix will be required to pay NCR a $22.5 million termination fee, including if (x) Retalix fails to meet the closing condition related to accuracy of its representations and warranties and fulfillment of its covenants, receives an alternative proposal after the date of the Merger Agreement and prior to such termination, and enters into an alternative transaction within twelve months following the termination, or (y) Retalix commits certain material breaches of its covenants related to non-solicitation provisions and NCR terminates the Merger Agreement as a result.

Retalix expects to convene a shareholders’ meeting in the coming days and soon thereafter, Retalix will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting. If the Merger is approved at such meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective.

Voting Agreement

In connection with the execution of the Merger Agreement, Alpha Group and Ronex Holdings, Limited Partnership, which currently own, in the aggregate, approximately 37.5% of the outstanding Retalix Ordinary Shares (excluding shares issuable upon exercise of warrants held by them), have entered into a voting and support agreement with NCR, pursuant to which they have agreed, subject to the terms and conditions thereof, to vote in favor of the matters related to the Merger and against any alternative business combination transaction.

Press Release

On November 28, 2012, NCR and Retalix issued a joint press release announcing the execution of the Merger Agreement.

* * *

A copy of the Merger Agreement, the Voting Agreement and the press release announcing the execution of the Merger Agreement are attached as exhibits hereto and are hereby incorporated into this report by reference. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Retalix. Retalix’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Retalix, NCR, Merger Sub or any of their respective subsidiaries or affiliates.

RETALIX SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding the potential Merger involving Retalix, NCR and Merger Sub and shareholders’ receipt of the Merger Consideration in such Merger include forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, and the actual Merger Consideration payable pursuant to the Merger (if any), to be materially different from any future results, performance or achievements, or from the currently expected Merger Consideration, respectively, or from other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued rollouts with existing customers, continued interest in Retalix's products, perception by leading retailers of Retalix's reputation, potential benefits to retailers, expansion into new geographic markets and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Additional risks related to the proposed Merger of Retalix with NCR and Merger Sub may also cause actual results to differ from expected results. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Retalix intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RETALIX AND THE TRANSACTION. The proxy statement and certain other relevant materials (when they become available) and any other documents submitted by Retalix to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents submitted to the SEC by contacting Retalix’s investor contact, Sarit Sagiv, at 1-877-573-7193 in the U.S. or +972-9-776-6600 in Israel, or by accessing Retalix’s investor relations website at http://www.retalix.com/content/investor-relations. Investors are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: November 29, 2012	By:	/s/ Shuky Sheffer
Shuky Sheffer
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and Retalix Ltd.

99.2	Form of Voting Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd., the Alpha Group and Ronex Holdings, Limited Partnership.

99.3	Press Release issued November 28, 2012.